(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which
this proxy form relates[1]

Form of Proxy for Extraordinary General Meeting

I/We2,                                                                                                                                                                                            , residing at                                                                                                                                                                                    , being the registered holder of3                                                                                               ordinary shares of the Company, HEREBY APPOINT4                                                                             , residing at                                                                                                                                                                                                                                                           , as my/our proxy/proxies to attend on my/our behalf the second extraordinary general meeting of 2013 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No.1 Conference Room, 4th Floor, Pearl Hotel CSN, No.5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 8:30 a.m., on Thursday, 26 December 2013 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below5.

Ordinary Resolutions			For[5]	Against[5]	Abstain[5]
1.	to consider and approve the re-election and election of Directors for the seventh session of the Board:
	1.1	to consider and approve the re-election of Mr. Si Xian Min as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.2	to consider and approve the re-election of Mr. Wang Quan Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.3	to consider and approve the re-election of Mr. Yuan Xin An as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.4	to consider and approve the re-election of Ms. Yang Li Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.5	to consider and approve the re-election of Mr. Tan Wan Geng as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.6	to consider and approve the re-election of Mr. Zhang Zi Fang as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.7	to consider and approve the re-election of Mr. Xu Jie Bo as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.8	to consider and approve the re-election of Mr. Li Shao Bin as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.9	to consider and approve the re-election of Mr. Wei Jin Cai as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.10	to consider and approve the re-election of Mr. Ning Xing Dong as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.11	to consider and approve the re-election of Mr. Liu Chang Le as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
	1.12	to consider and approve the election of Mr. Tan Jin Song as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.
2.	to consider and approve the re-election of Supervisors for the seventh session of the Supervisory Committee:
	2.1	to consider and approve the re-election of Mr. Pan Fu as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.
	2.2	to consider and approve the re-election of Mr. Li Jia Shi as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.
	2.3	to consider and approve the re-election of Ms. Zhang Wei as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.
3.	to consider and approve the financial services framework agreement dated 8 November 2013 entered into between Southern Airlines Group Finance Company Limited and the Company;

Special Resolution		For[5]	Against[5]	Abstain[5]
4.	to consider and approve the amendment to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of Board of Directors and the Procedural Rules of Supervisory Committee) (as set out in the Notice of EGM dated 11 November 2013)

Signature[7]:	Date:

Notes:
1.	Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3.	Please insert the number of all the Shares in the Company registered in your name(s).

4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5.	If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7.	To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

8.	A proxy, on behalf of the Shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9.	This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the Shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.